MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
SEYMOUR REITKNECHT
TELECOPIER	I. FREDERICK SHOTKIN
(212) 486-0701	JOSEPH J. TOMASEK

October 9, 2012

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:          Madison Venture Capital Group, Inc.
Amendment No. 1 to Form 10
Filed July 19, 2012
File No. 000-54702

Dear Sir:

We represent Madison Venture Capital Group, Inc. (the “Company”).  We are replying on the Company’s behalf to the comment letter dated August 3, 2012.  We have set forth below your comment and our response to said comment.

Changes in and Disagreements with Accountants, page 31

1.           We note your response to our prior comment 4.  Your revised disclosure does not comply with the requirements of Item 304 of Regulation S-K.  Please revise as follows:

•
Include a statement as to whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

•	Indicate whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.
•
State whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation (i.e. August 12, 2010), there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

•	Include the date your accountant was re-engaged. Refer to Item 304(a)(2) of Regulation S-K.

In connection with the comment above, please ensure to file a letter from your independent accountant, indicating whether or not they agree with these disclosures in your amended Form 10.  Refer to Item 304(a)(3) of Regulation S-K.

Item 14 of the Second Amended Form 10-12G has been revised to comply with the requirements of Item 304 of Regulation S-K.  In addition, please see the letter from the Company’s independent accountant indicating that they agree with these disclosures in the Second Amended Form 10, filed as Exhibit 16.1.

If you have any questions please contact the undersigned.

Respectfully Submitted,

Mintz & Fraade, P.C.

By: /s/Alan P. Fraade
      Alan P. Fraade

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Enclosure